UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

_________________________________________

SCHEDULE 13G

Under the Securities Exchange Act of 1934

The Healing Company Inc.
(Name of Issuer)

COMMON STOCK
(Title of Class of Securities)

88336Y105
(CUSIP Number)

May 10, 2023
(Date of Event which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G	CUSIP No. 88336Y105

1.	NAMES OF REPORTING PERSONS ANABEL OELMANN
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Germany

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER 6,000,000
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 6,000,000
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,000,000 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.42%(2)
12.	TYPE OF REPORTING PERSON IN

(1)

Anabel Oelmann is deemed to beneficially own the 6,000,000 shares of Common Stock owned by Trinity Holding GmbH because she is the sole owner and chief executive officer thereof and holds sole voting and dispositive power over its shares. Trinity Holding GmbH is a German limited liability company located at Hohenzollerndamm 125, 14199, Berlin, Germany.

(2)	Based on 57,599,920 shares of common stock of the Issuer outstanding as of November 1, 2023.

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SCHEDULE 13G	CUSIP No. 88336Y105

Item 1.

(a)   Name of Issuer:

The Healing Company, Inc.

(b)   Address of Issuer’s principal executive offices:

135 West 50th Street, 2nd Floor, New York, NY 10020

Item 2.

(a)   Name of person filing:

(b)   Address of the principal business office or, if none, residence:

(c)   Citizenship:

Anabel Oelmann

Hohenzollerndamm 125, 14199

Berlin, Germany

Citizenship: Germany

(d)   Title of Class of Securities:

Common stock, par value $0.001 per share (the “Common Stock”)

(e)   CUSIP Number:

88336Y105

Item 3.   If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

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SCHEDULE 13G	CUSIP No. 88336Y105

Item 4.   Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)   Amount beneficially Owned:

See response to Item 9 on the cover page.

(b)   Percent of Class:

See response to Item 11 on the cover page.

(b)   Number of shares as to which such person has:

See response to Item 11 on the cover page.

(i)    Sole power to vote or to direct the vote:

See response to Item 5 on the cover page.

(ii)   Shared power to vote or to direct the vote:

See response to Item 6 on the cover page.

(iii)  Sole power to dispose or to direct the disposition of:

See response to Item 7 on the cover page.

(iv)  Shared power to dispose or to direct the disposition of:

See response to Item 8 on the cover page.

Item 5.   Ownership of 5 Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [__].

Item 6.   Ownership of More than 5 Percent on Behalf of Another Person.

Not applicable.

Item 7.   Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.   Identification and Classification of Members of the Group.

Not applicable.

Item 9.   Notice of Dissolution of Group.

Not applicable.

Item 10. Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

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SCHEDULE 13G	CUSIP No. 88336Y105

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 1, 2023	By:	/s/ Anabel Oelmann
	Name:	Anabel Oelmann

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